EXHIBIT 12.1

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Nine Months Ended	Years Ended December 31,
	Sept. 30, 2013	2012[1]	2011[1]	2010[1]	2009[1]	2008[1]
Income from continuing operations before income taxes	$1,251,566	1,444,929	1,122,420	1,058,656	1,103,107	2,309,104
Distributions greater than (less than) equity in earnings of affiliates	3,979	6,648	2,622	5,343	4,970	1,012
Previously capitalized interest charged to earnings during period	12,610	18,061	18,757	29,401	26,954	20,385
Interest and expense on indebtedness, excluding capitalized interest	49,279	14,932	40,700	34,728	24,391	42,152
Interest portion of rentals[2]	39,289	47,638	47,098	48,814	36,757	28,197

Earnings before provision for taxes and fixed charges	$1,356,723	1,532,208	1,231,597	1,176,942	1,196,179	2,400,850

Interest and expense on indebtedness, excluding capitalized interest	49,279	14,932	40,700	34,728	24,391	42,152
Capitalized interest	40,877	39,173	15,131	18,444	28,614	31,459
Interest portion of rentals[2]	39,289	47,638	47,098	48,814	36,757	28,197

Total fixed charges	$129,445	101,743	102,929	101,986	89,762	101,808

Ratio of earnings to fixed charges	10.5	15.1	12.0	11.5	13.3	23.6

[1]

The ratio of earnings to fixed charges for all prior years have been adjusted to reflect the Company’s exploration and production operations in the United Kingdom and retail marketing operations in the United States as discontinued operations.

[2]	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

Ex. 12-1